SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer


ambev
ambev

EARNINGS CALL

1st Quarter 2026

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the first quarter of 2026 (1Q26). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the first quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM websites. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the first quarter of 2025 (1Q25). Values in this release may not add up due to rounding.



ambev
ambev
ambev

ambev

OPERATING PERFORMANCE HIGHLIGHTS

1Q26






SPATEN
SEIT 1397
SPATEN
MUNICH





ambev

WE ENTERED 2026 IN A BETTER POSITION THAN WE STARTED LAST YEAR



ambev

OUR MISSION

01 **AVOID** DISRUPTION

02 **KEEP** MOMENTUM

03 **BUILD** A STRONGER COMPANY


STELLA ARTOIS
PURE GOLD
MENOS CALORIAS

SOLID START OF THE YEAR

Total Volume broadly flat

Beer Volume grew low-single digit

Net Revenue grew high-single digit

EBITDA grew Double Digits

Note: flat (0.0 - 0.1%); low-single digit (0.2 - 3.3%); high-single digit (6.7 - 9.9%); double-digit (10.0 - 19.9%)

1ST QUARTER OVERVIEW

01

- **Materializes the strengthening built since 2025**
- **Beer industry improvement**
- **Commercial momentum**

02

- **Balanced shape of P&L**
- **Solid first step for the year**



Michelob
ULTRA
Michelob
ULTRA

ambev

GROWTH STRATEGY



1
Lead and grow the category
2
Digitize and monetize our ecosystem
3
Optimize our business

ambev

GROWTH STRATEGY


1
Lead and grow the category
2
Digitize and monetize our ecosystem
3
Optimize our business

CATEGORY FRAMEWORK

PREMIUM


SPATEN
STELLA ARTOIS
Corona Extra
ANTARCTICA
Cerveja
ORIGINAL

NO-ALCOHOL & BALANCED


Michelob ULTRA
SKOL
STELLA ARTOIS
Corona Cero

CORE SEGMENT

SKOL

BRAHMA

Presidente

Quilmes

FLAVORED & BEYOND


FLYING FISH
BEATS
BEATS
BRUTAL FRUIT
Spritzer

ambev

GROWTH STRATEGY


1
Lead and grow the category
2
Digitize and monetize our ecosystem
3
Optimize our business

DIGITAL ECOSYSTEM

CONSUMERS

Zé DELIVERY

Understand and address consumer needs, serving them better

POINT OF SALE

Support customers better, driving stronger sell-out

DECISION-MAKING

ambev

GROWTH STRATEGY


1
Lead and grow the category
2
Digitize and monetize our ecosystem
3
Optimize our business

THE MUSCLE THAT MAKES THE OTHER 2 PILLARS SCALABLE

- Financial discipline
- Free up resources: re-invest behind our brands & strategic priorities
- Profitability and ROIC


ambev
ambev

ambev

STRATEGIC PILLARS REINFORCING EACH OTHER



1
Lead and grow the category
2
Digitize and monetize our ecosystem
3
Optimize our business


BUs
PERFORMANCE
NET REVENUE
EBITDA
EBITDA MG
CANADA
-0.0%
+6.7%
+160 BPS
BRAZIL BEER
+9.6%
+7.6%
-60 BPS
CAC
+10.0%
+13.6%
+130 BPS
LAS
+10.2%
+12.2%
+60 BPS
BRAZIL NAB
+1.8%
+16.4%
+400 BPS

BU BRAZIL BEER

CONTEXT

- Industry declining mid-single digit but improving vs 4Q25
- Cyclical factors: mainly weather
- Fundamentals remains solid

Note: mid-single digit (3.4 – 6.6%)


Corona Extra
330 ml
4,6% Vol. Alc
LA CERVEZA MAS FINA
CERVECERIA MODELO, S. DE R.L. DE C.V.
MEXICO
CERVEJA


Corona Extra

BU BRAZIL BEER

- Volume grew +1.2%
- Brand equity improving
- Market share gains across segments (Premium, Balanced and Mainstream)[1]
- Wining where category expands the most
  - Premium UP > 20%
  - Balanced choices up > 70%
  - No-alc beer up low-teens
- Beyond beer growing in the twenties



Corona Extra
330 ml
4,6% Vol. Alc
LA CERVEZA MAS FINA
CERVECERIA MODELO, S. DE R.L. DE C.V.
MEXICO
CERVEJA



Corona Extra

[1] According to our estimates. Mainstream segment = Core Plus + Core + Value.
Note: low-teens (10.1 - 13.3%); Twenties (20.0 - 29.9%)

THE MOST COMPLETE PORTFOLIO



ANTARCTICA
BRAHMA
Chopp
Budweiser
ANTARCTICA
Cerveja
ORIGINAL
SPATEN
PURO MALTE
Michelob
ULTRA
STELLA ARTOIS
PURE GOLD
Corona
Cero
SUNBREW
SKOL
ZERO ZERO
PRESSED LEMON
FLYING FISH
BRUTAL FRUIT
Spritzer
RUBY APPLE
BEATS

BEES

- 75% of Brazil customer base bought in the marketplace
- GMV[1] doubled
- Growth supported by 3P

ZÉ DELIVERY

- Major convenience platform in Brazil
- Mid-single digit of Brazil beer volumes
- GMV[1] grew high-single digit
- Around 80% of consumers are Millennials and Gen Z

Note: [1]Gross Merchandise Value

Note: high-single digit (6.7 - 9.9%)

WINDOW INTO THE FUTURE

- GROWTH ENGINE
- A CATALYST OF TRANSFORMATION
- AI DRIVEN CULTURE


Zé
DELIVERY

BU BRAZIL NAB

- Relativity and share improved sequentially
- Volume -3.9% underperforming the industry
- Guaraná equity ahead of market share
- Non-sugar grew mid-teens



Guaraná
ANTARCTICA
zero
2002
350ml



Guaraná
ANTARCTICA
zero
1958
1962
1970
1994

Note: Mid-teens (13.4 - 16.6%)

BU LAS
ARGENTINA

- Macro environment stabilizing
- Volume declined low-single digit
- Market share increased[1]
- Above core grew high-single digit
- Disciplined revenue management


Quilmes
IMPORTED
Quilmes
CERVEZA
ARGENTINA's
favorite beer
330ml


Quilmes
Quilmes

[1] According to our estimates.

Note: low-single digit (0.2 - 3.3%); high-single digit (6.7 - 9.9%).

BU CAC
DOMINICAN REPUBLIC

- Consumption environment improved
- Beer gained share of alcoholic beverages[1]
- Volumes grew high-single digit
- Presidente's brand health strengthened


Presidente
CERVEZA TIPO
PILSENER


AUTENTICO ORGULLO DOMINICANO
Presidente
CERVEZA TIPO
PILSENER

[1]According to our estimates.
Note: high-single digit (6.7 - 9.9%).

BU CANADA

- Stable market share in beer[1]
- Market share gains in beyond beer[1]
- Megabrands momentum
- EBITDA growth with margin expansion


Michelob
ULTRA
EXCEPTIONAL LIGHT BEER
473 mL



[1] According to our estimates.

ambev

FINANCIAL PERFORMANCE
1Q26






SPATEN
SEIT 1397
SPATEN
MUNICH





LONG-TERM VALUE CREATION THROUGH OUR CAPITAL ALLOCATION FRAMEWORK

- Normalized EBITDA **+10.1%**
- Normalized net income **+0.3%**
- Strongest operating cashflow of the past 10 years in a 1st quarter


ambev
STELLA ARTOIS
ambev


ambev
BEATS
ambev

NORMALIZED EBITDA R$ 7.6 BILLION

- Cash COGS/hl[1] increased **9%**
  FX and commodities headwinds in BR Beer
- Cash SG&A grew **4.8%**
  Consistently investing in our brands
- Net financial expenses of **R$ 1 billion**

NORMALIZED NET INCOME OF R$ 3.8 BILLION

[1] Excluding non-Ambev marketplace products

CASHFLOW

1Q2026 (BRL billion)


3.2
-2.4
-1.2
-0.2
Improved working capital dynamics
Deconsolidation of assets in CAC
Base effect: 2024 dividends payout and buyback
18.6
18.0
Cash & Cash Equivalents dec'25
Operating
Investing
Financing
Exchange rates fluctuations
Cash & Cash Equivalents mar'26

RETURN TO SHAREHOLDERS

- Ongoing share buyback program
- IOC payment of **R$ 1.2 billion**[1]
- IOC declaration of **R$ 700 million**[2]


ambev
ambev

[1] Related to the December 2025 declaration, to be paid on July 6, 2026.
[2] To be paid by December 2026.



- **STARTED THE YEAR WITH MOMENTUM**
- **STAY FOCUSED ON WHAT WE CAN CONTROL**
- **INVEST IN LONG TERM VALUE CREATION**





2026 GUIDANCE UNCHANGED
BRAZIL BEER

Cash COGS/hl*

+4.5%-7.5% VS LY



* Excluding non-Ambev marketplace products


BRAHMA
BRAHMA
BRAHMA
BRAHMA

01 BEER

LARGE

LOVED

PROFITABLE


3
Optimize our business
1
Lead and grow the category
2
Digitize and monetize our ecossystem

02 GROWTH STRATEGY



Corona Extra
Corona Extra
Corona Extra

03 THE YEAR OF SOCIALIZATION


ALWAYS STRIVING FOR
OUR BETTER VERSION
SHAKIRA


THANK YOU

ambev

Q&A


Guaraná
ANTARCTICA
zero
1958
1994
1962
1970
2002


Budweiser
OFFICIAL BEER
OF THE FIFA
WORLD CUP 2026
FIFA
CAN MEX USA


FLYING FISH
PRESSED LEMON